SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 1)

BLADELOGIC, INC.

(Name of Subject Company)

BLADELOGIC, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09265M102

(CUSIP Number of Class of Securities)

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421
(781) 257-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James A. Matarese, Esq.
Jeffrey C. Hadden, Esq.
Michael S. Turner, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

☐                         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 21, 2008 (the “Initial Schedule 14D-9”), by BladeLogic, Inc., a Delaware corporation (the “Company”). The Initial Schedule 14D-9 relates to the cash tender offer by Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), disclosed in a Tender Offer Statement on Schedule TO, dated March 21, 2008 (the “Schedule TO”), filed with the U.S. Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), at a price of $28.00 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8. Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of subsection (c) entitled “Regulatory Approvals”:

“BMC and the Company each filed a separate Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission under the HSR Act in connection with the Offer on March 21, 2008. On March 31, 2008, BMC was notified that the U.S. Department of Justice and the Federal Trade Commission have granted early termination of the required waiting period under the HSR Act with respect to the Offer.  Accordingly, the condition to the Offer requiring the expiration or early termination of the waiting period under the HSR Act has been satisfied.  The Offer continues to be conditioned upon the other conditions described in Section 14—“Conditions to the Offer” of the Offer to Purchase, including, among other things, the satisfaction of the Minimum Condition (as defined in the Offer to Purchase).”

Item 9. Exhibits.

Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(7)	Press release issued by BMC on March 31, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2008	BLADELOGIC, INC.

	By:	/s/ John J. Gavin, Jr.
John J. Gavin, Jr.
Executive Vice President and Chief Financial Officer